UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U/A-1

Current Report Pursuant to Regulation A

Date of Report: May 2, 2017

(Date of earliest event reported)

YAYYO, INC.

(Exact name of issuer as specified in its charter)

Delaware	81-3028414
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

433 North Camden Drive, Suite 600

Beverly Hills, California 90210

(Full mailing address of principal executive offices)

(310) 926-2643

(Issuer’s telephone number, including area code)

Explanatory Note

This Amendment to Current Report on Form 1-U is being filed to amend Item 7 of the Form 1-U dated May 2, 2017 and filed by YayYo, Inc. (the “Registrant”) on May 5, 2017. Additional corporate formalities may be required to complete certain of the actions reported in the original Current Report if the Registrant or its stockholders, as applicable, determine to proceed with the actions.

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

On or about May 2, 2017, the Registrant accepted the resignation of Terren S. Peizer as a member of the Registrant’s board of directors.

On or about May 2, 2017, the Registrant accepted the resignation of Anthony L. Davis from his positions as president of the Registrant and as a member of the Registrant’s board of directors. The term of the agreement providing for the services of Mr. Davis’s as president of the Registrant expired on February 28, 2017. After submitting his resignation, Mr. Davis communicated to the Registrant that he was considering rescinding his resignation as a director because he was informed that his removal by the purported action and consent of the stockholders was ineffective because insufficient notice of the stockholders’ meeting had been provided (i.e., less than 10 business days called for in the Registrant’s bylaws) and not all stockholders had consented to the meeting on shortened notice.

As described in the Registrant’s Regulation A Offering Circular, the Registrant only had short-term, interim employment arrangements with its senior executive officers. The agreements expired on February 28, 2017. The Registrant and Mr. Davis sought to negotiate regarding a compensation package and the terms of a formal employment agreement, but the Registrant and Mr. Davis have been unable to reach agreement. As described in the Offering Circular, the failure to reach a mutually satisfactory agreement in this regard with Mr. Davis gives Mr. Davis the right to terminate his association with the Registrant, and the Registrant may allow his service term expiration to remain effective or otherwise terminate his service.

The Registrant and Mr. Davis also recently entered into negotiations regarding the terms of a potential separation and consulting agreement that would include Mr. Davis’s resignation and his potential retention by the Registrant as a consultant. There is no assurance that the Registrant and Mr. Davis will reach agreement on the terms of the separation and consulting agreement.

Ramy El-Batrawi, the Chief Executive Officer of the Registrant, and other stockholders holding in excess of 75% of the Registrant’s outstanding common stock, have indicated that, if the Registrant and Mr. Davis are unable to enter into the terms of a separation and consulting agreement, such stockholders intend to call a stockholders’ meeting (and provide proper notice or obtain appropriate waivers from all stockholders) in order to remove Mr. Davis as a director if he has not previously resigned. There is no assurance that such a stockholders’ meeting will be called or that, if such a meeting is called, Mr. Davis will be so removed as a director.

It is the present intention of the board of directors, once the status of Mr. Davis is resolved, to appoint new directors to fill any vacancies.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YayYo, Inc.,
a Delaware corporation

By:	/s/ Ramy El-Batrawi
Name:	Ramy El-Batrawi
Its:	Chief Executive Officer
Date:	May 10, 2017

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